===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    (MARK ONE)
       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31,1998

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM ____________ TO_____________


                           COMMISSION FILE NO. 1-10053



A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                             KERR-MCGEE CORPORATION
                                KERR-MCGEE CENTER
                             OKLAHOMA CITY, OK 73125

===============================================================================

                                    SIGNATURE



THE PLAN.      Pursuant to the requirements of the Securities Exchange Act of
1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.


                                Kerr-McGee Corporation Benefits Committee
                                Plan Administrator
                                Oryx Energy Company
                                Capital Accumulation Plan




                                By: /s/ Julius Hilburn
                                   ----------------------------------------
                                        Julius Hilburn, Member
                                Kerr-McGee Corporation Benefits Committee



Date:    June 15, 1999

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN

                              FINANCIAL STATEMENTS

                     WITH REPORT OF INDEPENDENT ACCOUNTANTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                 ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                                     INDEX



                                                                                                          Page
Report of Independent Accountants                                                                         F-1
Balance Sheet as of December 31, 1998                                                                     F-2
Balance Sheet as of December 31, 1997                                                                     F-3
Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1998                       F-4
Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1997                       F-5
Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1996                       F-6
Notes to Financial Statements                                                                             F-7

Supplemental Schedules:
    Schedule of Assets Held for Investment Purposes as of December 31, 1998                               F-16
    Schedule of Reportable Transactions for the year ended December 31, 1998                              F-17

Eligibility:
a. Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator of
  the Oryx Energy Company Capital Accumulation Plan:

In our opinion, the accompanying balance sheets and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Oryx Energy Company Capital Accumulation Plan at December 31, 1998 and 1997, and the results of its operations for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - schedule of assets held for investment purposes as of December 31, 1998, and Item 27d - schedule of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the balance sheets and statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the balance sheets and statements of income and changes in plan equity for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     /s/ PRICEWATERHOUSECOOPERS LLP


June 7, 1999

                 OPYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                                 BALANCE SHEET
                               DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)




                                                                          Participant Directed
                                                 --------------------------------------------------------------------------
                                                                                Vanguard                       Vanguard
                                                   Vanguard                       U.S.          Vanguard     International
                                                   Balanced       Vanguard       Growth         Explorer       Growth
ASSETS                                            Index Fund     Windsor II     Portfolio         Fund        Portfolio
                                                 ------------   ------------   ------------   ------------   ------------
Cash                                             $         --   $         --   $         --   $         --   $         --
Accounts receivable                                        --             --             --             --             --
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cash
         approximates market value)                        --             --             --             --             --
      Registered investment funds
         (cost $74,678)                                19,663         35,575         22,608          5,191          6,939
      Capital preservation fund (cost $47,573)             --             --             --             --             --
      Oryx Energy Company common stock
         fund participant directed (640,058
         shares; cost $9,935)                              --             --             --             --             --
      Oryx Energy Company common stock
         fund non-participant directed
         (278,921 shares; cost $4,205)                     --             --             --             --             --
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,379,270 shares; cost $91,200)
         (Note 4)                                          --             --             --             --             --
Participant loans                                          --             --             --             --             --
                                                 ------------   ------------   ------------   ------------   ------------

TOTAL ASSETS                                     $     19,663   $     35,575   $     22,608   $      5,191   $      6,939
                                                 ============   ============   ============   ============   ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable           $        263   $        468   $        167   $        160   $         26
ESOP Note Payable (Note 4)                                 --             --             --             --             --
Plan Equity (Deficit)                                  19,400         35,107         22,441          5,031          6,913
                                                 ------------   ------------   ------------   ------------   ------------

TOTAL LIABILITIES AND PLAN EQUITY                $     19,663   $     35,575   $     22,608   $      5,191   $      6,939
                                                 ============   ============   ============   ============   ============


                                                                      Participant Directed
                                                -----------------------------------------------------------
                                                                   Vanguard
                                                     Stable          Bond                          Oryx
                                                     Value          Index        Participant       Stock
ASSETS                                                Fund           Fund           Loans          Fund
                                                  ------------   ------------   ------------   ------------
Cash                                              $         --   $         --   $         --   $         --
Accounts receivable                                        103             --             --             --
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cash
         approximates market value)                         --             --             --             34
      Registered investment funds
         (cost $74,678)                                     --          1,224             --             --
      Capital preservation fund (cost $47,573)          47,360             --             --             --
      Oryx Energy Company common stock
         fund participant directed (640,058
         shares; cost $9,935)                               --             --             --          8,855
      Oryx Energy Company common stock
         fund non-participant directed
         (278,921 shares; cost $4,205)                      --             --             --             --
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,379,270 shares; cost $91,200)
         (Note 4)                                           --             --             --             --
Participant loans                                           --             --          5,583             --
                                                  ------------   ------------   ------------   ------------

TOTAL ASSETS                                      $     47,463   $      1,224   $      5,583   $      8,889
                                                  ============   ============   ============   ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable            $      1,336   $          6   $         --   $        328
ESOP Note Payable (Note 4)                                  --             --             --             --
Plan Equity (Deficit)                                   46,127          1,218          5,583          8,561
                                                  ------------   ------------   ------------   ------------

TOTAL LIABILITIES AND PLAN EQUITY                 $     47,463   $      1,224   $      5,583   $      8,889
                                                  ============   ============   ============   ============



                                                       Non-Participant
                                                          Directed
                                                  ---------------------------

                                                      Oryx
                                                      Stock         LESOP
ASSETS                                                Fund           Fund           Total
                                                  ------------   ------------    ------------
Cash                                              $         --   $         --    $         --
Accounts receivable                                         --             --              103
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cash
         approximates market value)                         --             --              34
      Registered investment funds
         (cost $74,678)                                     --             --          91,200
      Capital preservation fund (cost $47,573)              --             --          47,360
      Oryx Energy Company common stock
         fund participant directed (640,058
         shares; cost $9,935)                               --             --           8,855
      Oryx Energy Company common stock
         fund non-participant directed
         (278,921 shares; cost $4,205)                   3,748             --           3,748
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,379,270 shares; cost $91,200)
         (Note 4)                                           --         31,979          31,979
Participant loans                                           --             --           5,583
                                                  ------------   ------------    ------------

TOTAL ASSETS                                      $      3,748   $     31,979    $    188,862
                                                  ============   ============    ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable            $         80   $        117    $      2,951
ESOP Note Payable (Note 4)                                  --         90,329          90,329
Plan Equity (Deficit)                                    3,668        (58,467)         95,582
                                                  ------------   ------------    ------------

TOTAL LIABILITIES AND PLAN EQUITY                 $      3,748   $     31,979    $    188,862
                                                  ============   ============    ============






  (The accompanying notes are an integral part of these financial statements)

                 ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                                 BALANCE SHEET
                               DECEMBER 31, 1997
                             (THOUSANDS OF DOLLARS)




                                                                          Participant Directed
                                                 -------------------------------------------------------------------------
                                                                                Vanguard                       Vanguard
                                                   Vanguard                       U.S.          Vanguard     International
                                                   Balanced       Vanguard       Growth         Explorer       Growth
ASSETS                                            Index Fund     Windsor II     Portfolio         Fund        Portfolio
                                                 ------------   ------------   ------------   ------------   ------------
Cash                                             $          1   $          8   $          3   $          1   $         --
Accounts Receivable                                        --             --             --             --             --
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cost
         approximates market value)                        --             --             --             --             --
      Registered investment funds
         (cost $66,562)                                18,275         33,980         14,114          6,484          6,834
      Capital preservation fund (cost $49,741)             --             --             --             --             --
      Oryx Energy Company common stock
         fund participant directed (567,399
         shares; cost $4,738)                              --             --             --             --             --
      Oryx Energy Company common stock
         fund non-participant directed
         (320,776 shares; cost $4,792)                     --             --             --             --             --
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,436,853 shares; cost $93,529)
         (Note 4)                                          --             --             --             --             --
Participant loans                                          --             --             --             --             --
                                                 ------------   ------------   ------------   ------------   ------------

TOTAL ASSETS                                     $     18,276   $     33,988   $     14,117   $      6,485   $      6,834
                                                 ============   ============   ============   ============   ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable           $         32   $         39   $          6   $          4   $         17
ESOP Note Payable (Note 4)                                 --             --             --             --             --
Plan Equity (Deficit)                                  18,244         33,949         14,111          6,481          6,817
                                                 ------------   ------------   ------------   ------------   ------------

TOTAL LIABILITIES AND PLAN EQUITY                $     18,276   $     33,988   $     14,117   $      6,485   $      6,834
                                                 ============   ============   ============   ============   ============




                                                            Participant Directed
                                              --------------------------------------------

                                                 Stable                           Oryx
                                                 Value          Participant       Stock
ASSETS                                            Fund             Loans          Fund
                                              ------------     ------------   ------------
Cash                                          $          9     $         --   $         11
Accounts Receivable                                      7               --             18
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cost
         approximates market value)                     --               --            162
      Registered investment funds
         (cost $66,562)                                 --               --             --
      Capital preservation fund (cost $49,741)      49,741               --             --
      Oryx Energy Company common stock
         fund participant directed (567,399
         shares; cost $4,738)                           --               --         14,458
      Oryx Energy Company common stock
         fund non-participant directed
         (320,776 shares; cost $4,792)                  --               --             --
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,436,853 shares; cost $93,529)
         (Note 4)                                       --               --             --
Participant loans                                       --            5,167             --
                                              ------------     ------------   ------------

TOTAL ASSETS                                  $     49,757     $      5,167   $     14,649
                                              ============     ============   ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable        $        291     $         --   $        178
ESOP Note Payable (Note 4)                              --               --             --
Plan Equity (Deficit)                               49,466            5,167         14,471
                                              ------------     ------------   ------------

TOTAL LIABILITIES AND PLAN EQUITY             $     49,757     $      5,167   $     14,649
                                              ============     ============   ============


                                                     Non-Participant
                                                         Directed
                                                ---------------------------

                                                    Oryx
                                                    Stock         LESOP
ASSETS                                              Fund           Fund           Total
                                                ------------   ------------    ------------
Cash                                            $         --   $         --    $         33
Accounts Receivable                                       --             --              25
Investments, at fair value
   (Notes 1 and 2):
   Participation in:
      Short-term investment fund (cost
         approximates market value)                       --             --             162
      Registered investment funds
         (cost $66,562)                                   --             --          79,687
      Capital preservation fund (cost $49,741)            --             --          49,741
      Oryx Energy Company common stock
         fund participant directed (567,399
         shares; cost $4,738)                             --             --          14,458
      Oryx Energy Company common stock
         fund non-participant directed
         (320,776 shares; cost $4,792)                 8,180             --           8,180
      Oryx Energy Company leveraged
         ESOP common stock fund
         (2,436,853 shares; cost $93,529)
         (Note 4)                                         --         62,144          62,144
Participant loans                                         --             --           5,167
                                                ------------   ------------    ------------

TOTAL ASSETS                                    $      8,180   $     62,144    $    219,597
                                                ============   ============    ============

LIABILITIES AND PLAN EQUITY


Withdrawals and Other Benefits Payable          $         --   $          4    $        571
ESOP Note Payable (Note 4)                                --         95,960          95,960
Plan Equity (Deficit)                                  8,180        (33,820)        123,066
                                                ------------   ------------    ------------

TOTAL LIABILITIES AND PLAN EQUITY               $      8,180   $     62,144    $    219,597
                                                ============   ============    ============




  (The accompanying notes are an integral part of these financial statements)

                 ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)




                                                                         Participant Directed
                                 --------------------------------------------------------------------------------------------
                                                                  Vanguard                        Vanguard
                                   Vanguard                         U.S.           Vanguard      International     Stable
                                   Balanced        Vanguard        Growth          Explorer        Growth          Value
ASSETS                            Index Fund      Windsor II      Portfolio          Fund         Portfolio         Fund
                                 ------------    ------------    ------------    ------------    ------------    ------------
Additions (Deductions):
   Employee contributions        $        575    $      1,410    $        888    $        377    $        369    $      2,494
   Employer contributions                  --              --              --              --              --              --
   Interfund transfers                   (501)         (1,889)          2,695            (993)           (929)            645
   Dividend income                        633           1,158             371              18              76              13
   Interest income                         --              --              --              --              --           3,079
   Realized gain (loss) on
      investments (Note 5)              1,298           5,246           2,981               9             727              --
   Unrealized appreciation
      (depreciation) of
      investments (Note 5)              1,181          (1,122)          2,639             161             538            (213)
   Withdrawals and other
      benefit payments                 (2,015)         (3,616)         (1,229)         (1,014)           (674)         (9,221)
   Administrative expense
      (Note 2)                            (15)            (29)            (15)             (8)            (11)           (136)
   Interest expense                        --              --              --              --              --              --
                                 ------------    ------------    ------------    ------------    ------------    ------------

Net Additions (Deductions)              1,156           1,158           8,330          (1,450)             96          (3,339)

Plan Equity (Deficit),
   January 1, 1998                     18,244          33,949          14,111           6,481           6,817          49,466
                                 ------------    ------------    ------------    ------------    ------------    ------------

Plan Equity (Deficit),
   December 31, 1998             $     19,400    $     35,107    $     22,441    $      5,031    $      6,913    $     46,127
                                 ============    ============    ============    ============    ============    ============




                                                                                      Non-Participant
                                            Participant Directed                         Directed
                                --------------------------------------------    ----------------------------

                                  Vanguard                          Oryx            Oryx
                                 Bond Index     Participant         Stock           Stock          LESOP
ASSETS                              Fund           Loans            Fund            Fund            Fund           Total
                                ------------    ------------    ------------    ------------    ------------    ------------
Additions (Deductions):
   Employee contributions       $         27    $         21    $        323    $         --    $         --    $      6,484
   Employer contributions                 --              --              --              --          13,634          13,634
   Interfund transfers                 1,307              28             602            (481)           (484)             --
   Dividend income                        38              --              30              --              --           2,337
   Interest income                        --             482              --              --              --           3,561
   Realized gain (loss) on
      investments (Note 5)                13              --           1,134             327          (1,135)         10,600
   Unrealized appreciation
      (depreciation) of
      investments (Note 5)                 2              --          (7,156)         (3,845)        (27,856)        (35,671)
   Withdrawals and other
      benefit payments                  (168)           (115)           (818)           (513)           (803)        (20,186)
   Administrative expense
      (Note 2)                            (1)             --             (25)             --              --            (240)
   Interest expense                       --              --              --              --          (8,003)         (8,003)
                                ------------    ------------    ------------    ------------    ------------    ------------

Net Additions (Deductions)             1,218             416          (5,910)         (4,512)        (24,647)        (27,484)

Plan Equity (Deficit),
   January 1, 1998                        --           5,167          14,471           8,180         (33,820)        123,066
                                ------------    ------------    ------------    ------------    ------------    ------------

Plan Equity (Deficit),
   December 31, 1998            $      1,218    $      5,583    $      8,561    $      3,668    $    (58,467)   $     95,582
                                ============    ============    ============    ============    ============    ============



  (The accompanying notes are an integral part of these financial statements)

                 ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (THOUSANDS OF DOLLARS)

                                                                    Participant Directed
                               ----------------------------------------------------------------------------------------------------
                                                                                    Vanguard
                                Vanguard                  Vanguard    Vanguard    International                             Oryx
                                Balanced    Vanguard     U.S. Growth  Explorer       Growth       Stable     Participant    Stock
                               Index Fund   Windsor II   Portfolio      Fund        Portfolio   Value Fund      Loans       Fund
                               ----------   ----------   -----------  ---------   ------------- ----------   -----------  ---------
Additions (Deductions):
  Employee contributions       $     572    $   1,309    $     821    $     374    $     410    $   1,223    $      --    $     190
  Employer contributions              --           --           --           --           --           --           --           --
  Interfund transfers              1,755        2,167          402          237          209       (1,917)        (176)      (1,684)
  Dividend income                    629          705          129           27           85           --           --           --
  Interest income                     --           --           --           --           --        3,008          291           --
  Other receipts
    (disbursements)                   --           --           --           --           --           (1)        (393)         (34)
  Realized gain (loss) on
    investments (Note 5)             627        4,127        1,683        1,000        1,115           --           --       (1,712)
  Unrealized appreciation of
    investments (Note 5)           1,861        3,101          938         (301)        (845)          --           --         (816)
  Withdrawals and other
    benefit payments                (446)        (830)        (259)        (194)        (169)      (5,927)          --         (510)
  Administrative expense
    (Note 2)                          (2)          (5)          (3)          (1)          (2)         (51)          --          (21)
  Interest expense                    --           --           --           --           --           --           --           --
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

Net Additions (Deductions)         4,996       10,574        3,711        1,142          803       (3,665)        (278)      (1,163)

Plan Equity (Deficit),
  January 1, 1997                 13,248       23,375       10,400        5,339        6,014       53,131        5,445       15,634
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

Plan Equity (Deficit),
  December 31, 1997            $  18,244    $  33,949    $  14,111    $   6,481    $   6,817    $  49,466    $   5,167    $  14,471
                               =========    =========    =========    =========    =========    =========    =========    =========


                               Non-Participant Directed
                               ------------------------

                                 Oryx
                                 Stock       LESOP
                                 Fund         Fund         Total
                               ---------    ---------    ---------
Additions (Deductions):
  Employee contributions       $      --    $      --    $   4,899
  Employer contributions              --       11,455       11,455
  Interfund transfers               (450)        (543)          --
  Dividend income                     --           --        1,575
  Interest income                     13           --        3,312
  Other receipts
    (disbursements)                   --           --         (428)
  Realized gain (loss) on
    investments (Note 5)             300         (385)      10,179
  Unrealized appreciation of
    investments (Note 5)             (66)       2,207        6,079
  Withdrawals and other
    benefit payments                (141)        (147)      (8,623)
  Administrative expense
    (Note 2)                          --           --          (85)
  Interest expense                    --       (8,323)      (8,323)
                               ---------    ---------    ---------

Net Additions (Deductions)          (344)       4,264       20,040

Plan Equity (Deficit),
  January 1, 1997                  8,524      (38,084)     103,026
                               ---------    ---------    ---------

Plan Equity (Deficit),
  December 31, 1997            $   8,180    $ (33,820)   $ 123,066
                               =========    =========    =========

   (The accompanying notes are an integral part of these financial statements)

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                       FOR THE YEAR ENDED DECEMBER 31,1996
                             (THOUSANDS OF DOLLARS)

                                                                     Participant Directed
                              -----------------------------------------------------------------------------------------------------
                                                                                   Vanguard
                               Vanguard                   Vanguard    Vanguard    International                             Oryx
                               Balanced     Vanguard     U.S. Growth  Explorer      Growth       Stable      Participant    Stock
                              Index Fund    Windsor II    Portfolio     Fund       Portfolio    Value Fund      Loans       Fund
                              ----------    ----------   -----------  ---------   ------------- ----------   -----------  ---------
Additions (Deductions):
  Employee contributions       $     483    $   1,025    $     487    $     374    $     391    $   1,274    $      --    $     157
  Employer contributions              --           --           --           --           --           --           --           --
  Interfund transfers               (465)       2,009        2,552          166          386       (2,111)        (317)      (1,512)
  Dividend income                    589        1,654          755          300          259           --           --           13
  Interest income                     --           --           --           --           --        3,526          360           --
  Other receipts
     (disbursements)                  --           --           --           --           --            6           (4)          --
  Realized gain (loss) on
     investments (Note 5)            750        1,332          744          337          329           --           --       (2,474)
  Unrealized appreciation of
     investments (Note 5)            392        1,480          312           31          238           --           --       10,230
  Withdrawals and other
     benefit payments             (1,507)      (1,930)        (402)        (752)        (805)      (5,965)          --         (750)
  Administrative expense
     (Note 2)                         (2)          (4)          (2)          (1)          (1)         (51)          --          (21)
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------

Net Additions (Deductions)           240        5,566        4,446          455          797       (3,321)          39        5,643
Plan Equity (Deficit),
  January 1, 1996                 13,008       17,809        5,954        4,884        5,217       56,452        5,406        9,991
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Plan Equity (Deficit),
  December 31, 1996            $  13,248    $  23,375    $  10,400    $   5,339    $   6,014    $  53,131    $   5,445    $  15,634
                               =========    =========    =========    =========    =========    =========    =========    =========


                               Non-Participant Directed
                              -------------------------

                                Oryx
                                Stock       LESOP
                                Fund         Fund         Total
                              ---------    ---------    ---------
Additions (Deductions):
  Employee contributions      $      --    $      --    $   4,191
  Employer contributions          2,550           --        2,550
  Interfund transfers              (246)        (462)          --
  Dividend income                    --           --        3,570
  Interest income                    --           --        3,886
  Other receipts
     (disbursements)                 --           --            2
  Realized gain (loss) on
     investments (Note 5)           248         (985)         281
  Unrealized appreciation of
     investments (Note 5)         3,291       29,155       45,129
  Withdrawals and other
     benefit payments              (171)        (262)     (12,544)
  Administrative expense
     (Note 2)                        --           --          (82)
                              ---------    ---------    ---------

Net Additions (Deductions)        5,672       27,446       46,983
Plan Equity (Deficit),
  January 1, 1996                 2,852      (65,530)      56,043
                              ---------    ---------    ---------
Plan Equity (Deficit),
  December 31, 1996           $   8,524    $ (38,084)   $ 103,026
                              =========    =========    =========

   (The accompanying notes are an integral part of these financial statements)

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.       GENERAL DESCRIPTION:

         The Oryx Energy Company Capital Accumulation Plan (Plan) is a combined stock bonus and employee stock ownership plan (ESOP) sponsored by Oryx Energy Company (Oryx Energy or Company) which became effective on November 1, 1988. The Plan provides an individual account for each participant. Amounts disbursed to participants or conversions between funds are based solely upon amounts contributed to each participant's account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such fund balances and appreciation or depreciation of the market value of the fund.

         This summary of information about the Plan is qualified in its entirety by reference to the provisions of the Plan, as amended.

         Employee Contributions

         In general, an employee may instruct the employer to contribute to the Plan up to five percent, in whole percentages, of base pay (Earnings) on either a pre-tax basis or post-tax basis. Earnings exclude such payments as bonuses, overtime and premium payments. An employee may also elect to make additional contributions of up to 10 percent of Earnings. The additional contributions may be on either a pre-tax basis, post-tax basis or any combination thereof. An employee who cannot make pre-tax contributions of five percent of Earnings due to certain limitations imposed by the Internal Revenue Code of 1986, as amended (Code), as described in Note 3, can nonetheless make post-tax contributions up to the limits imposed by the Plan, subject to the additional Code limitations described in Note 3.

         Employer Contributions

         The first five percent of employee contributions are matched by the Company at 110 percent up to the first $50,000 of employee Earnings and at 100 percent thereafter (Employer Contributions). Effective March 1999, six percent of employee contributions are matched by the Company at 100 percent of employee Earnings. From time to time, the Company also contributes additional amounts when necessary to meet the loan repayment requirements on the ESOP Notes described in Note 4.

         Vesting Rights

         Participants are immediately 100 percent vested in their account balances derived from Company contributions, employee contributions and any amounts rolled-over to the Plan from another eligible retirement plan.

         Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

Participant Investment Programs

Employee contributions and certain employer contributions are invested by the trustee as directed by participants. Participants make investment elections to have their contributions invested in increments of one percent in any combination of the eight funds listed below. In addition, participants may convert past investments into any of the eight funds by making fund transfers. These fund conversions may be made in one percent increments. A portion of each fund is maintained in short-term investments for administration of the fund. Effective October 1, 1997, The Bank of New York replaced Vanguard Fiduciary Trust Company (Vanguard) as the trustee for investment activity.

Participants have the option of investing their contributions in any of the following funds:

Vanguard Balanced Index Fund: Employs two investment strategies--balancing and indexing--in seeking to provide both current income and the potential for capital growth. The fund attempts to replicate, with respect to 60 percent of its net assets, the performance of the Wilshire 5000 Index, a broad-based barometer of the U.S. stock market. With respect to the remaining 40 percent of its net assets, the fund attempts to replicate the performance of the Lehman Brothers Aggregate Bond Index, a recognized benchmark of the U.S. bond market.

Vanguard Windsor II: Pursues a growth and income strategy that emphasizes stocks with price-earnings ratios lower than the market and dividend yields higher than the market. The fund's advisors employ both fundamental and quantitative analysis to identify stocks for purchase.

Vanguard U.S. Growth Portfolio: Invests in stocks of seasoned companies based in the U.S. The portfolio emphasizes growth companies with strong market positions, reasonable financial strength and relatively low sensitivity to changing economic conditions.

Vanguard Explorer Fund: Invests in the stock of small or unseasoned companies--generally with a market value between $75 million and $200 million--that are deemed to offer favorable prospects for growth.

Vanguard International Growth Portfolio: Invests in non-U.S. equity securities selected for long-term capital appreciation potential. The portfolio tends to be widely diversified geographically, with assets invested in as many as 30 foreign stock markets.

Stable Value Fund: Seeks to provide relatively stable returns, current income and preservation of principal by investing in high credit-quality instruments. The fund holds investment contracts issued by insurance companies (GICs), investment contracts backed by U.S. Government obligations and high credit-quality corporate bonds (including mutual funds that invest in such obligations).

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




         As of December 31, 1998 the Stable Value Fund was comprised of the following:

                                               Effective Annual     Effective Annual     Percent of
                                              Interest Rate (Net   Interest Rate (Net    Investment
                                                of Expenses)at      of Expenses)at      Fund Value at    Last
                                                 December 31,        December 31,        December 31,  Maturity
                       Company                      1997                 1998               1998         Date
                       -------                ------------------   ------------------   -------------  --------

           Insurance/Bank Contracts
           --------------------------------
           John Hancock                                6.05  %             6.05  %           5.41%      6/30/00
           Morgan Guarantee Trust Company              5.91  %             5.91  %          25.85%     12/08/99
           Deutsche Bank                               6.40  %             6.40  %           6.10%      6/30/00
           Rabobank                                    5.87  %             5.87  %          12.28%      3/31/99
                                                                                         --------
                                                                                            49.65%
           Other
           ---------------------------------
           Vanguard Retirement Savings Trust           5.93  %             5.93  %          50.35%            -
                                                                                         --------

                                                                                           100.00%
                                                                                         ========





         Vanguard Bond Index Fund - Total Bond Market Portfolio: (Available to participants as of April 1, 1998). Seeks a high level of interest income by investing in a sample of bonds from the Lehman Brothers Aggregate Bond Index, an index of U.S. Treasury, federal agency, mortgage-backed, and high-quality corporate securities.

         Oryx Stock Fund: Invests in Oryx Energy Company common stock, par value $1 per share (Oryx Common Stock). Cash contributions directed for investment in this fund are used by The Bank of New York, as trustee, to purchase Oryx Common Stock on securities exchanges and from Oryx Energy, individual stockholders, the trustee of the Oryx Energy Company Retirement Plan or any other bona fide offeror of such Oryx Common Stock, at the lowest price obtainable at the time.

         Investment of Employer Contributions

         Employer Contributions may be made in the form of shares of Company stock. Employer Contributions made in the form of Company stock are included in the Non-Participant Directed Oryx Stock Fund. During 1996, all Employer Contributions were made in the form of Company stock. During 1997, the Company resumed Employer Contributions in cash (see
         Note 4).

         All Employer Contributions made in cash (Cash Contributions) are invested in the LESOP Fund, a fund primarily invested in Oryx Common Stock and held in trust by State Street Bank and Trust Company. Cash Contributions are made in such amounts as are necessary to fund quarterly loan payments on the ESOP Notes (no amounts due in 1996, see
         Note 4). These Cash Contributions, along with any dividends paid on the shares acquired with the loan proceeds, are used by the Plan to repay the principal and interest on the original $110 million ESOP loan. As loan payments are made, shares held in the unallocated account are released and allocated (or credited) to individual employee accounts. The number of shares released after each loan payment is based on the ratio of the current loan payment to the sum of all future loan payments. The shares released are allocated proportionally to individual employee accounts based on the amount of each employee's Employer Contribution relative to total Employer Contributions. Participants also receive an allocation of shares representing any dividends due on shares held in their accounts. For financial reporting purposes, unallocated shares and shares allocated to the participants are included in the LESOP fund as non-participant directed (see Note
         4).

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




         Investment of Fund Earnings

         Generally, earnings from dividends and interest on each of the funds are retained by the trustee and reinvested in the same fund. Participants may elect to receive any dividends on certain Oryx Common Stock held in the Oryx Stock Fund from Employer Contributions made prior to August 1, 1989.

         Participant Loans

         Participants may obtain loans from their account balances in any of the Vanguard Funds and/or the Participant Directed Oryx Stock Fund of the Plan. Participant loans are administered in accordance with the provisions of Code Section 72(p) and Department of Labor (DOL) Regulation Section 2550.408b-1. The loan amount may be up to 50 percent of a participant's available balance, subject to a maximum of $50,000. The loan bears interest based on the prime rate in effect on the first day of the month in which the loan is applied for plus one percent. Personal loans may have a term of up to five years and residential loans up to 15 years. Both the principal and interest portions of loan repayments are reinvested in the participant's accounts in accordance with his current investment elections. Defaults on loan repayments are treated as distributions.

         Investment Program Participants

         There were 1,296, 1,356 and 1,414 participants at December 31, 1998, 1997 and 1996, respectively, who participated in one or more of the funds. Participant accounts in each of the funds at December 31 were as follows:

                                                1998        1997       1996
                                                ------      -----      -----
            Balanced Index Fund                   676        690        652
            Windsor II                            859        882        831
            U.S. Growth Portfolio                 683        659        586
            Explorer Fund                         438        497        487
            International Growth Portfolio        490        549        573
            Stable Value Fund                     845        934        995
            Bond Index Fund                        53          -          -
            LESOP Fund                            868        881        839
            Oryx Stock Fund                     1,024      1,109      1,167



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The Plan utilizes the accrual basis of accounting and has a fiscal year end of December 31.

         Investments

         The valuation of the Plan's investments in all funds is based on the market value of the assets held in the funds. The Plan's relative interest in the investment funds underlying the Vanguard Funds is determined on a unit-method basis. The valuation of the Vanguard Funds is based on the closing market price of the assets which comprise the funds on the last business day of the plan year. Investments in the Stable Value Fund are carried at contract value (which equals original cost plus accrued interest less any distributions). The valuation of common stock in the Oryx Stock Fund and the LESOP Fund is based on the closing market price as reported on the New York Stock Exchange on the last business day of the plan year. Purchases and sales of securities are reflected on the trade-date basis. Dividend income is recognized on the ex-dividend date.

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Gains and losses on disposition of investments are determined using historical average cost. The DOL requires realized and unrealized gains and losses to be determined using the investment value at the beginning of the plan year (referred to as the "current value method") rather than the historical cost basis. Accordingly, the realized gain on investments and unrealized appreciation (depreciation) of investments as reported on the Form 5500 Annual Return/Report of Employee Benefit Plan of $5,500,348 and $(30,571,368), respectively, are different than those reported on the Statements of Income and Changes in Plan Equity, of $10,600,092 and $(35,671,112), respectively.

         Financial Instruments

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosures about fair value for all financial instruments in the Plan. All instruments, other than the investment contracts in the Stable Value Fund, are reported at fair value and require no additional disclosure. The fair values of investment contracts in the Stable Value Fund as of December 31, 1998 and 1997 are approximately $46,139,137 and $49,722,669, respectively. Fair values were determined using a discounted cash flow analysis assuming market rates for similar contracts. However, the fair value disclosed is not that which would be realized due to restrictions on early redemption or sale of the contracts. The value of the ESOP note cannot be estimated because it is a special purpose loan made on non-standard terms which would have no value if transferred or exchanged. Participant loans are carried at original loan amounts less principal reductions. Such loan amounts approximate fair value.

         Administrative Expenses

         All expenses related to the purchase and sale of securities are paid out of the respective assets of such funds. All administrative expenses related to the LESOP Fund are paid by the Company. All other expenses (other than those paid by the Company) incurred in administering the Plan are generally charged, on a pro rata basis, to each of the respective funds.

         Statement Presentation

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Benefits Payable

         Benefits payable to terminated employees of the Company who have elected to withdraw from the Plan have been accrued in accordance with SEC regulations.

         Risks and Uncertainties

         The Plan provides for various investment options in combinations of GICs and mutual funds. Investments of this nature are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these types of securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

                 ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




3.       CERTAIN FEDERAL TAX MATTERS:

         Tax Status of the Plan

         The Internal Revenue Service (IRS) issued the most recent favorable determination letter on May 28, 1994 stating that the Plan constitutes a qualified plan under Sections 401(a), 401(k) and 501(a) of the Code and that the Plan qualifies as an ESOP under Section 4975(e)(7). As such, the assets and investment gains of the Plan are exempt from Federal income tax under Section 501(a) of the Code. The Company is entitled to a current deduction on its consolidated Federal income tax return for its contributions to the Plan on behalf of employees. A request for the issuance of a new determination letter was submitted to the IRS on March 29, 1999 (Note 6).

         Limits on Employee Contributions

         The IRS imposed limitation on employee pre-tax contributions is $10,000 for 1998 and is subject to upward adjustment for any increases in the cost of living as determined under IRS regulations. The pre-tax contributions, the combined post-tax contributions and Employer Contributions allocated to participants who come within the classification of Highly Compensated Employees (HCEs) as defined in the Code may not exceed certain technical limits under Sections 401(k) and 401(m) of the Code. Generally, the allowable percentage of such contributions for the HCEs is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by HCEs. Total Company and employee contributions may also be limited by
         Section 415 of the Code.

         Tax Effects Upon Participants

         The Federal income tax consequences analysis which follows includes relevant provisions of the Tax Reform Act of 1986. Under existing income tax law, qualification of the Plan has the following Federal income tax consequences, in general:

         (a) A participant will not be subject to tax on Employer Contributions, pre-tax contributions or additional employer contributions contributed to the Plan for his benefit, or earnings thereon, until such time as such amounts are distributed to him. Pre-tax contributions are subject to Social Security tax and are included as earnings to determine the participant's Social Security benefit. Pre-tax contributions are also used to determine the participant's benefit under any qualified retirement plans sponsored by the Company.

         (b) Lump sum distributions of Employer Contributions, pre-tax contributions, including earnings thereon, and earnings on post-tax contributions (exclusive of any net unrealized appreciation described below) consisting of cash or Oryx common stock, upon a participant's retirement, death, termination of employment or the occurrence of one of several other qualifying events will be subject to income tax and possibly the additional 10 percent Federal tax described in paragraph (c). Certain large distributions may be partially subject to an additional Federal tax. Distributions may be eligible for ten-year or five-year forward averaging and/or limited capital gains treatment on pre-1974 contributions, which could significantly reduce the tax on the distributions. Unless otherwise elected, net realized appreciation on Oryx common stock distributed as part of a lump sum distribution will not be taxed upon distribution, but will be taxable when the recipient subsequently disposes of the Oryx common stock. A lump sum distribution or a portion thereof, excluding post-tax contributions, may be rolled over into an eligible retirement plan (including individual retirement plans), thereby deferring taxation on the portion rolled over until distribution

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



                  from the eligible retirement plan. At such time, the distribution will be taxed at ordinary income tax rates if it is from an individual retirement plan, or possibly, in accordance with the special tax provisions discussed above if it is from an eligible retirement plan other than an individual retirement plan.

                  If any portion of a payment to a participant is an eligible rollover distribution, the Plan is required by law to withhold 20 percent of that amount and remit it to the IRS as income tax withholding. The mandatory 20 percent withholding may be avoided if the eligible rollover distribution is paid directly from the Plan to an individual retirement plan or another eligible retirement plan.

         (c) In-service Plan asset (cash or Oryx common stock) withdrawals of pre-1987 post-tax contributions are not subject to income tax. Withdrawals of post-1986 post-tax contributions will be deemed to be withdrawals of both post-1986 post-tax contributions and earnings thereon with the latter subject to income tax. Such in-service withdrawals of employer contributions, including earnings thereon and earnings on post-tax contributions, will also be subject to income tax when withdrawn. Taxable amounts will be taxed at ordinary income tax rates. In addition, with limited exceptions, taxable withdrawals will be subject to an additional 10 percent Federal tax if received before age 59-1/2, death, early retirement before age 55 or disability. Certain large distributions may be partially subject to an additional Federal tax. Unless the participant elects otherwise, net unrealized appreciation will be subsequently taxed as described in paragraph (b).

                  Oryx Stock Fund dividend distributions paid to participants, if any, in accordance with Code Section 404(k) are subject to income tax at ordinary income tax rates but are not subject to the additional 10 percent Federal tax. Pre-tax contributions, or earnings thereon, cannot be withdrawn until retirement, death, termination of employment or the occurrence of one of several other qualifying events.

         (d) If a distribution consists of an annuity, the annuity generally will not be taxable at the time of distribution, but amounts received under such annuity will be taxed at ordinary income tax rates when received to the extent such amounts are not deemed to be a return of the participant's own post-tax contributions. If one of the exceptions described in paragraph
                  (c) does not apply and generally if the payments are not substantially equal, the taxable amounts would also be subject to the additional 10 percent Federal tax. If the annuity forms part of a lump sum distribution, it will affect the tax payable on the distribution.


4.       ESOP NOTES:

         On August 1, 1989, the Company borrowed $110 million by privately placing ESOP Notes. The interest rates on the ESOP Notes range from
         8.35 percent to 8.70 percent. The Company made an inside loan to the Plan equal to the proceeds from the issuance of the ESOP Notes for the purpose of acquiring Oryx common stock. The terms of the inside loan were substantially similar to the terms of the ESOP notes of the Company. In December 1989, the Plan completed the purchase of 2,864,805 shares at an average price of $38.40. This Oryx common stock is held by the Plan (LESOP Fund) in an unallocated suspense account. Employer Contributions have been made to the Plan, in cash, to fund quarterly loan repayments on the inside loan. Shares are released from the suspense account as the loan is repaid and are allocated to eligible participants in a non-participant directed account. No participant contributions will be required or permitted in paying off the loan. During 1994, Standard & Poor's downgraded the Company's debt rating. Subsequently, the holders of the ESOP Notes exercised their rights to require the Company to repay the notes in full at par (plus a make whole premium).

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



         At December 31, 1998 and 1997, there were 1,831,127 and 1,999,241 shares of Oryx common stock with a market value of $24,605,769 and $50,980,646, respectively, held in the unallocated suspense account. There were also 548,143 and 437,612 shares of Oryx common stock with a market value of $7,373,824 and $11,163,385, respectively, held in the allocated non-participant directed account. LESOP Fund interest and any dividend income are used for debt service. Interest expense incurred by the Plan on debt with the Company was $8,002,920 and $8,323,006 in 1998 and 1997 and nil in 1996. In accordance with a resolution of the Company's Compensation Committee of the Board of Directors, principal and interest payments on the inside note were suspended for 1996. Accordingly, the Plan did not accrue interest expense related to the ESOP note during such periods.

         In March 1996, the Company received a private letter ruling from the IRS regarding certain items related to the Plan. In response to the IRS suggestions contained in the private letter ruling, the Compensation Committee determined that the Company would resume making Employer Contributions in cash in 1997. Those contributions are used by the Plan to fund loan repayments on the inside note on a monthly basis.

         Maturities on the note during future years are as follows:

         Year ending December 31:

              1999                    $  3,814
              2000                       4,301
              2001                       4,790
              2002                       5,318
              2003                       5,904
              Later years               66,202
                                      --------

                                      $ 90,329
                                      ========


5.       SUPPLEMENTAL FUND INFORMATION:

         Realized Gain (Loss) on Investments

         The realized gain (loss) on investments for each of the three years in the period ended December 31, 1998, were as follows:

                                                     1998                                  1997
                                       ----------------------------------   ----------------------------------
                                                   Average    Net Realized               Average   Net Realized
                     Fund              Proceeds      Cost      Gain (Loss)   Proceeds      Cost     Gain (Loss)
           --------------------------  ---------   ---------   -----------   --------   ---------   -----------
                                                                 (Thousands of Dollars)
           Balanced Index Fund         $   5,083    $  3,785    $  1,298    $  2,727    $  2,100   $      627
           Windsor II                     14,859       9,613       5,246       9,557       5,430        4,127
           U.S. Growth Portfolio          11,745       8,764       2,981       7,699       6,016        1,683
           Explorer Fund                   3,711       3,702           9       4,221       3,221        1,000
           International Growth
             Portfolio                    70,451      69,724         727      15,528      14,413        1,115
           Bond Index Fund                 2,097       2,084          13           -           -            -
           LESOP Fund                      1,165       2,300       1,135         692       1,077         (385)
           Oryx Stock Fund                11,128       9,667       1,461      11,380       9,368        2,012
                                                              ----------                           ----------

           Total realized gain                                $   10,600                           $   10,179
                                                              ==========                           ==========

                  ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                                                          1996
                                                         --------------------------------------
                                                                        Average    Net Realized
                     Fund                                  Proceeds      Cost       Gain (Loss)
           -------------------------                     -----------  -----------   -----------
                                                                (Thousands of Dollars)
           Balanced Index Fund                           $    4,810   $    4,059    $      751
           Windsor II                                         7,288        5,956         1,332
           U.S. Growth Portfolio                              3,949        3,205           744
           Explorer Fund                                      3,517        3,180           337
           International Growth Portfolio                     2,967        2,638           329
           LESOP Fund                                           723        1,708          (985)
           Oryx Stock Fund                                   16,873       19,100        (2,227)
                                                                                    ----------

           Total realized gain                                                      $      281
                                                                                    ==========

         Unrealized Appreciation (Depreciation) of Investments

         The changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1998 were as follows:

                                                                  1998               1997               1996
                                                             --------------    ----------------   -----------------
                                                                            (Thousands of Dollars)

           Beginning of Year                                 $      (8,778)     $      (14,857)    $       (59,986)
           Unrealized Appreciation (Depreciation) for Year         (35,671)              6,079              45,129
                                                             -------------      --------------     ---------------

           End of Year End of year                           $     (44,449)     $       (8,778)    $       (14,857)
                                                             =============      ==============     ===============



6.       SUBSEQUENT EVENTS:

         Effective February 26, 1999, the Company merged with Kerr-McGee Corporation (Kerr-McGee), and is headquartered in Oklahoma City, Oklahoma. Kerr-McGee intends to merge the Plan with its existing defined contribution and employee stock ownership plans to be effective August 2, 1999. A request for the issuance of a new tax determination letter, covering the status of the merged plan, was submitted on March 29, 1999.

                      ORYX ENERGY COMPANY (EIN 23-1743284)
             ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN (PN 002)
           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998


                                                         (b) Description of Investment
                (a) Identity of Issuer, Borrower,   Including Maturity Date, Rate of Interest,                (d) Current
                    Lessor, or Similar Party            Collateral, Par or Maturity Value         (c) Cost        Value
                ---------------------------------   -----------------------------------------   ------------   ------------

                Vanguard Balanced Index Fund        Registered Investment Company               $  14,481,881    $  19,662,767
                Vanguard Windsor II                 Registered Investment Company                  29,642,221       35,574,677
                Vanguard U.S. Growth Portfolio      Registered Investment Company                  17,751,951       22,607,438
                Vanguard Explorer Fund              Registered Investment Company                   4,990,813        5,191,279
                Vanguard International Growth       Registered Investment Company                   6,588,413        6,938,705
                Vanguard Bond Index Fund            Registered Investment Company                   1,221,943        1,223,611
                Oryx Stock Fund, Non-Participant    Oryx Energy Company, Common                     4,205,007        3,748,002
                  Directed                          Stock, Par Value $1
                Oryx Stock Fund, Participant        Oryx Energy Company, Common                     9,935,215        8,855,280
                  Directed                          Stock, Par Value $1
                LESOP Fund                          Oryx Energy Company, Common                    91,200,255       31,979,593
                                                    Stock, Par Value $1
                Collective Short-Term               Registered Investment Company                      34,291           34,291
                  Investment Fund

                Stable Value Fund:
                  Morgan Guaranty Trust Company     Benefit Responsive Contract #95-05,            12,298,046       12,298,046
                                                    5.91% interest,  matures  at 12/08/99
                  Rabobank                          Basic Contract #ORX019601                       5,840,148        5,840,148
                                                    5.87% interest, matures 3/31/99
                  Deutsche Bank                     Basic Contract , Oryx 1                         2,903,979        2,690,886
                                                    6.33% interest, matures 6/30/00
                  John Hancock                      Group Annuity Contract #8720,                   2,575,551        2,575,551
                                                    6.40% interest, matures 6/30/00
                  Vanguard                          Vanguard Retirement Savings                    23,955,404       23,955,404
                                                    5.93% interest
                Participant loans:
                  Participant loans                 Participant loans secured by vested
                                                    accrued benefits; 7% - 10%; various
                                                    maturity dates                                          -        5,582,688
                                                                                                -------------    -------------

                                                                                                $ 227,625,118    $ 188,758,366
                                                                                                =============    =============

                      ORYX ENERGY COMPANY (EIN 23-1743284)
             ORYX ENERGY COMPANY CAPITAL ACCUMULATION PLAN (PN 002)
                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                             Disposed                                     Acquired
                                     ----------------------------------------------------------   -------------------------
                                      Number                                                      Number of
           Security Description      of Sales        Cost           Proceeds      Gain or (Loss)  Purchases       Cost
         -------------------------   ---------   --------------  --------------   --------------  ---------  --------------
         Vanguard U.S. Growth             104    $   8,763,852   $  11,745,330       2,981,478         139   $  14,454,106
         Vanguard Windsor II              130        9,613,210      14,859,361       5,246,151         113      11,894,090
         Vanguard International
              Growth                      139       69,724,347      70,450,959         726,612         101      69,282,527
         Vanguard Retirement
              Savings                     120       82,580,209      82,580,209               -         144      90,890,207
         Vanguard Balanced Index          128        3,784,987       5,082,889       1,297,902         105       3,760,166
         Oryx Energy Stock Fund D         177       27,222,716      27,222,716               -         296      27,645,271

                                                                       EXHIBIT a




                       CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in the Registration Statement of the Oryx Energy Company Capital Accumulation Plan on Form S-8 (Registration No. 33-24918) of our report dated June 7, 1999 included in this Form 11-K, on our audits of the financial statements of the Oryx Energy Company Capital Accumulation Plan as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998.





/s/ PRICEWATERHOUSECOOPERS LLP



Dallas, Texas
June 15, 1999